EXHIBIT 1.1



                   TEXT OF THE BY-LAWS OF A.F.P. PROVIDA S.A.

"TITLE ONE: NAME, ADDRESS, TERM AND OBJECT":

ARTICLE ONE: The Company will be named "ADMINISTRADORA DE FONDOS DE PENSIONES
  PROVIDA S.A.", being authorized to use the name "A.F.P. PROVIDA S.A."

ARTICLE TWO: The domicile of the Company will be in Santiago authorized to operate in any region of the country.

ARTICLE THREE: The Company will have a term of one hundred years from the date of the resolution authorizing its existence.

ARTICLE FOUR: The Company will have the exclusive object (i) to administer pension funds established by Law; (ii) to provide and administer allowances and benefits established by the Law Decree 3,500 of 1980 and modifications to the Law which may specifically authorize other current or future legal dispositions; (iii) to constitute and/or participate as complement of its line of business in affiliated corporations as per Article twenty-three and twenty-three bis of the said Law Decree 3,500; (iv) to carry out activities authorized by Law constituting and/or participating in affiliated companies or united corporations authorized by Law and/or by the Superintendency of Pension Fund Administrator as agreed to, and (v) to constitute and/or participate in corporations constituted as Securities Custody companies referred to Law 18,876.

"TITLE TWO: CAPITAL":

ARTICLE FIVE: The Company's Capital is seventy-five thousand four hundred ninety-four million six hundred sixty-two thousand four hundred and one pesos divided into three hundred thirty-one million three hundred sixteen thousand six hundred and twenty-three common shares, in a same and single series, registered, without par value. The Company must keep a reserve or Central Bank retainer pursuant to three thousand five hundred Decree Law of year nineteen hundred eighty.

ARTICLE SIX: Whether a shareholder does not pay all or part of his subscribed shares at the agreed time, the Company may, to obtain such payment, use powers defined in sixteen Article, Law eighteen thousand and forty-six with no prejudice against its own right to demand the payment by ordinary or executive means through all debtor's assets.

"TITLE THREE: MANAGEMENT":

ARTICLE SEVEN: The Company will be administered by a Board of Directors comprising eight principal members who may or may not be shareholders of the Company. The Board of Directors will remain in office for two years, after which it must be fully renewed, whereby its members may be reelected indefinitely.

ARTICLE EIGHT: The meetings of the Board of Directors will be constituted with absolute majority of its members and absolute majority of the attending-voting directors


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  will adopt decisions. Pursuant to thirty-nine Article of the Corporate
  Regulation, the Board of Directors will elect among directors, a Chairman who will be the President of the Company. In addition, it may elect the Director who will replace the President as Vice President. In the event of a tie, the President's vote of the meeting will act as a casting vote. The Board's meetings shall be ordinary and extraordinary. The ordinary meetings will be held at least once a month on dates and times established by the Board, and the extraordinary meetings shall be called pursuant to thirty-eight Article of the Corporate Regulation.

ARTICLE NINE: Directors will be compensated for their functions and the compensation's amount will be established annually by the ordinary shareholders meeting.

ARTICLE TEN: The Board of Directors shall have the following attributions and obligations:

(a) To manage the Pension Funds established by law and grant and administrate the benefits and services established in Decree Law 3,500 of 1980, as amended, and those specifically authorized thereto by other present or future provisions of law; to collect the corresponding social security payments; credit them to the individual capitalization accounts of the respective affiliates; and invest the resources of Pension Funds in the financial instruments stipulated in such law;

(b) To establish the reserve fund equal to 1% of each Fund required by article 40 of Decree Law 3,500 and invest such reserve fund, respectively, in shares of Type 1 and Type 2 Funds;

(c) To represent the company judicially and extrajudicially, including with the powers indicated in the second subparagraph of article seventh of the Code of Civil Procedure that are deemed expressly set out;

(d) To enter into all acts and contracts that are necessary to manage and invest the resources of the company itself. Within these attributions, without the following list being limitative or restrictive but merely illustrative, the Board of Directors may enter into promise agreements, buy, sell, exchange and, in general, acquire and convey in any way any type of corporeal and incorporeal real estate or chattel and give or receive them in lease or concession; give and receive goods in loan and in commodatum; give and receive money and other goods in deposit; give and receive goods in mortgage, including with a clause of general guarantee; give and receive in pledge chattel, bearer securities, rights, shares and other corporeal and incorporeal things, whether in a civil pledge, mercantile pledge, bank pledge or other special pledges; enter into contracts to establish or join companies and to establish or form part of communities, represent it with voice and vote, with the authority to modify and dissolve them; enter into mandate and commission agreements, insurance agreements and mercantile and bank current account agreements; perform any type of bank, foreign exchange and customs transactions, issue bonds in accordance with the law; open agencies or branches of the company; establish any type of guarantee to secure obligations of subsidiaries; acquire and convey shares, rights and credits; pay, novate, collect and receive the payment of credits, debts and obligations; draw and overdraw on the current accounts opened in the name thereof; draw, accept, endorse, protest and negotiate, subscribe and cancel checks, bills of exchange, drafts and


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  promissory notes or other negotiable instruments, enter into any type of credit transaction and generally enter into any type of nominate or innominate contract.


ARTICLE ELEVEN: The Company shall have a general manager, appointed and removed by the Board of Directors, whose duties and powers will be those ones expressly granted by the Board of Directors as per the Law and the Superintendency of Pension Fund Administrators establish. His position will be incompatible with the Director's position.

ARTICLE TWELVE: The Board of Directors may provide commands and delegate part of its powers to the manager, assistant managers, the Company's lawyers, a Director, Director commission or other persons for purposes specifically established.

"TITLE FOUR: SHAREHOLDERS MEETINGS":

ARTICLE THIRTEEN: The Shareholders will meet in ordinary and extraordinary meetings called by the Company's Board of Directors or the Superintendency of Pension Fund Administrators and other legally authorized institutions. This meetings shall be called through a visible notice published three times during three different days in a newspaper at the social domicile determined by the ordinary Shareholders' Meeting. Both time and forms and conditions will be established as per the Corporate Regulation. Likewise, Shareholders will receive a letter with no prejudice against other communications indicated by the Law.

ARTICLE FOURTEEN: The ordinary Shareholders' Meeting will be held annually within the four-month period following the close-date of balance sheet. The Meeting will be called to order after respective notices with the presence of the absolute majority of the outstanding voting shares. Decisions in reserved matters for the meeting as per article fifty-six, of the Corporate Law shall be adopted by absolute majority of the present voting shares or represented in the meeting.

ARTICLE FIFTEEN: Shareholders may accumulate or distribute their votes as they deem convenient, and will be entitled to one vote for each share they own or represent, registered in the shareholders register within the legal term.

ARTICLE SIXTEEN:

The following matters may be discussed at a Special Shareholders Meeting convened for the purpose:

A.  The dissolution of the company;

B. The transformation, merger or division of the company and a reform of its by-laws;

C.  The issuance of bonds or debentures convertible to shares;

D.  The sale of the assets of the company in the terms indicated in No. 9 of
    Article 67 of Law 18,046 or of 50% or more of its liabilities;


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E.  The grant of real or personal guarantees to secure third-party obligations, unless the third parties are subsidiaries, in which case approval of the Board shall suffice; and

F.  The other matters that correspond to such a meeting by law.

The resolutions of these Meetings shall be adopted by an absolute majority of the voting shares present or represented at the meeting. Nonetheless, resolutions relative to the matters indicated below, adopted at a Regular or Special Shareholders Meeting, as the case may be, shall require the affirmative vote of at least two-thirds of the voting shares issued:

1.  The dissolution of the company;

2. The transformation of the company, its division and merger with another company.

3.  A change in the corporate domicile.

4.  A reduction in the equity capital.

5.  The approval of contributions and estimate of non-cash assets.

6. A change in the powers reserved for the Shareholders Meeting or the limitations on the attributions of the Board of Directors.

7.  A reduction in the number of members of the board.

8. The sale of 50% or more of its assets, whether or not its liabilities are included, as well as the proposal or amendment of any business plan that contemplates the sale of assets for an amount exceeding such percentage. For these purposes, transactions perfected by means of one or more acts relative to any corporate asset during any period of 12 consecutive months are presumed to be one same sales transaction.

9.  The way in which corporate profits will be distributed.

10. The grant of real or personal guarantees to secure third-party obligations exceeding 50% of assets, except in the case of subsidiaries, when approval of the Board shall suffice.

11. The acquisition of treasury stock in the conditions established in articles 27A and 27B of Law 18,046.

12. The cure of voidance caused by formal vices in the incorporation of the company or in an amendment to the by-laws that encompasses one or more of the aforesaid matters.


"TITLE FIVE: BALANCE SHEET AND PROFIT DISTRIBUTION":

ARTICLE SEVENTEEN: The corporate general balance sheet of the year-activities will be prepared at December 31 each year. Unless otherwise decided in the respective Shareholders' Meeting, under the conditions established by Law, the Company must


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  annually distribute to shareholders a cash dividend at least thirty percent of the net income of each year. Income will be first applied to absorb arisen losses in the year or the Company's accrued losses, if any.

"TITLE SIX - AUDIT AND SUPERVISION":

ARTICLE EIGHTEEN: The ordinary Shareholders' Meeting will annually appoint independent external auditors to examine the accounting, inventory, balance sheet and other financial statements of the Company, and report in writing to the next Ordinary Shareholders' Meeting on its performance.

"TITLE SEVEN - DISSOLUTION AND LIQUIDATION":

ARTICLE NINETEEN: After the voluntary or court-ordered dissolution of the Company, the liquidation of the Company's pension funds will be performed by the Superintendency of Pension Fund Administrators that shall liquidate assets of each of the administered funds.

"TITLE EIGHT: ARBITRATION":

ARTICLE TWENTY: Disputes between the Company and shareholders as such or between shareholders and the company or its administrators, both during the Company's existence and during its liquidation, arising from the application, interpretation, compliance or non-compliance of its by-laws; shall be resolved by an amicable arbitrator appointed by mutual consent between the parties, or, in the absence of such consent, the arbitrator will be designated by Plenary Courts. However, to resolve said disputes, either of the parties may resort directly to plenary courts.

"TITLE NINE: FINAL":

ARTICLE TWENTY-ONE: In matters not mentioned in these by-laws, the applicable provisions will be those of Law eighteen thousand forty-six, as amended, and the Corporations' regulation, as amended.